Malone & Bailey, PLLC
2925 Briarpark Drive, Suite 930
Houston, Texas 77042
(713) 266-0530
fax (713) 266-1815

14 May 2004

Securities and Exchange Commission
Washington, D.C.

Regarding Rule 12b-25(b) and (c)

We are the auditors of Verdisys, Inc. Due to an unusually heavy workload this month, we have been unable to timely complete our review of their 3-month period ended March 31, 2004. We expect to complete our review before this extension expires.

Malone & Bailey, PLLC
www.malone-bailey.com
Houston, Texas